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                                                                      EXHIBIT 14

                                 ILLUMINA, INC.

                                 CODE OF ETHICS

     Integrity is one of Illumina's core values and we are committed to conducting our business in compliance with all applicable laws and the highest ethical standards. In conjunction with Illumina's Values, our Employee Handbook and other corporate policies and procedures, we have set forth below Illumina's Code of Ethics ("the Code") and it is the responsibility of all directors, officers and employees to comply with the specific ethical standards described in this Code. The provisions of this Code are designed to promote honest ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

     This Code does not summarize all laws, rules, regulations, and Company policies which may be applicable to the Company and its directors, officers and employees. Therefore, please refer to the Company's other guidelines and policies for information on matters not addressed in this Code. In addition, this Code cannot and does not cover every issue that may arise or every situation in which ethical decisions must be made, but rather sets forth key guiding principles of business conduct that the Company expects itself and its employees to follow. The Company has designated Nicky Espinosa, Vice President of Intellectual Property, as the Ethics Officer to administer this Code. You may, at your discretion, make any report or complaint provided for in this Code to the Ethics Officer, as described more fully below.

1.  CONFLICTS OF INTEREST

     A conflict of interest arises when an employee takes actions or enters into relationships that oppose the interests of the Company or interfere with the employee's performance or independent judgment when carrying out his or her duties. The Company prohibits its directors, officers and employees, or their immediate families, from taking any action or entering into any relationship that creates, or even appears to create, a conflict of interest without the prior approval of the Ethics Officer.

     In order to avoid such conflicts, an employee may not receive any payments, compensation, gifts, other than gifts of nominal value, or other significant benefits from any person or entity that does business or seeks to do business with the Company. Furthermore, employees may not use Company property, information or the influence of their position in the Company for improper personal gain.

     Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with your immediate manager or the Ethics Officer. If you become aware of a conflict or potential conflict, you should bring it to the attention of your immediate manager or the Ethics Officer.

2.  COMPLIANCE WITH APPLICABLE LAWS

     All directors, officers and employees of the Company are required to comply fully with both the spirit and the letter of all laws, rules and regulations. Whenever an applicable law, rule or regulation is unclear or seems to conflict with either another law or any provision of this Code, all directors, officers and employees are urged to seek clarification from their manager or the Ethics Officer.

3.  PUBLIC COMPANY REPORTING

     The Company requires that all its books and records be maintained accurately and with honesty. This requires that we maintain the integrity of our accounting and internal control system, that all transactions are valid, accurate, complete and supportable and that they are promptly recorded in the Company's books. The Chief Executive Officer and the Chief Financial Officer shall foster practices and procedures that ensure compliance with all applicable laws and regulations, including the United States securities laws and other authoritative bodies. The Company's reports and documents filed with

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or submitted to the Securities and Exchange Commission and the Company's other communications, shall include full, fair, accurate, timely and understandable disclosure. All employees who are involved in, or asked to provide information for, the Company's accounting and disclosure process are responsible for using their best efforts to ensure that the Company meets these requirements.

     Only the Chief Executive Officer, Chief Financial Officer or their designates shall communicate with members of the financial community or other parties that have interest in the Company's strategies, operations or financial results.

4.  PROTECTION OF COMPANY ASSETS AND INFORMATION

     All employees shall protect the Company's assets and ensure their efficient use. All Company assets should be used only for legitimate business purposes. Employees shall not use or give to others trade secrets or confidential information belonging to the Company or to others with whom the company does business. Confidential information includes any information not known to outsiders that has value to the Company or whose premature disclosure would help competitors or be harmful to the Company.

5.  REPORTING ANY ILLEGAL OR UNETHICAL BEHAVIOR

     All employees have the responsibility to report any violations of this Code, as well as violations of any laws, rules or regulations. Employees also have a responsibility to report any transaction or relationship that could reasonably be expected to give rise to a conflict of interest. If you are aware of a potential conflict of interest or believe that an employee has violated the Code, you must promptly report the violation to his or her manager or the Ethics Officer. If a report is made to a manager, the manager must in turn report the violation to the Ethics Officer. All violations by an officer or director of the Company must be reported directly to the Ethics Officer or to a member of the Company's Audit Committee of the Board of Directors. If you are unsure whether a particular situation may be a violation of this Code you should discuss it with the Ethics Officer. Generally speaking, every effort will be made to maintain the confidentially of reports filed about potential violations. However, it may not be possible in all cases to protect the identity of the reporting employee, depending on the circumstances. When reporting a violation, you may choose to remain anonymous.

     The Company will not permit retaliation of any kind by or on behalf of the Company and its directors, officers and employees against good faith reports or complaints of violations of this Code or other illegal or unethical conduct.

     6. AMENDMENT, MODIFICATION AND WAIVER

     Any request for a waiver of any provision of this Code must be discussed with and approved by the Ethics Officer.

     Any waiver of this Code for executive officers or directors may be made only by the Audit Committee of the Board of Directors and must generally be promptly disclosed to the public under current securities laws. Any amendments or modifications to this Code must be approved by the Company's Audit Committee.

7.  ACCOUNTABILITY

     We will investigate all reports of suspected violations of this Code. All directors, officers and employees are expected to cooperate fully with any investigation. If a violation is verified, we will correct the violation, take appropriate action to prevent it from happening again, and take any required disciplinary action including dismissal where appropriate.